UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

UnitedHealth Group Incorporated

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

91324P102

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Dannette L. Smith

Deputy General Counsel and Assistant Secretary

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

David H. Engvall

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 662-5307

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$145,873,270	$4,479

(1)

Estimated solely for the purposes of calculating the amount of filing fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible to participate in the offer will be tendered pursuant to this offer. These options have an estimated aggregate fair value of $145,873,270 as of June 4, 2007, calculated based on a binomial option pricing model.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for fiscal year 2007, issued February 15, 2007, by multiplying the transaction value by .0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,479
Form or Registration No.:	005-36526
Filing party:	UnitedHealth Group Incorporated
Date filed:	June 8, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), with the Securities and Exchange Commission (the “SEC”) on June 8, 2007, relating to an offer by UnitedHealth Group (the “Offer”) to amend the exercise price of Eligible Options (as defined in the Schedule TO) held by Eligible Employees (as defined in the Schedule TO). Except as amended and supplemented by this Amendment No. 1, all terms of the Offer to Amend (as defined in the Schedule TO), and all disclosure set forth in the Schedule TO and the exhibits thereto, remain unchanged.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

Item 4(a) of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 11:59 p.m., Central Time, on July 9, 2007. Pursuant to the terms of the Offer, UnitedHealth Group has accepted for amendment options to purchase 3,697,591 shares of UnitedHealth Group’s common stock. UnitedHealth Group has amended the options accepted for amendment effective immediately following the expiration of the Offer in accordance with the terms of the Offer. Eligible Employees whose options have been amended in accordance with the terms of the Offer will receive promises to make cash payments in the aggregate amount of $4,329,189 (excluding interest) in accordance with the terms of the Offer.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

UNITEDHEALTH GROUP INCORPORATED

/s/ Dannette L. Smith
Dannette L. Smith
Deputy General Counsel and Assistant Secretary

Date: July 11, 2007

Index to Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated June 8, 2007*

(a)(1)(B)	Form E-mail/Letter to All Eligible Employees*

(a)(1)(C)	Screen shot of login page to offer website at https://unh.equitybenefits.com/*

(a)(1)(D)	Screen shot with election information*

(a)(1)(E)	Screen shot of electronic election form*

(a)(1)(F)	Screen shot of election amendment review*

(a)(1)(G)	Screen shots of agreement to terms of election *

(a)(1)(H)	Screen shots of election confirmation statement*

(a)(1)(I)	Screen shot of contact information*

(a)(1)(J)	Form E-mail/Letter of Confirmation of Election*

(a)(1)(K)	Form E-mail/Letter Reminder to Eligible Employees*

(a)(1)(L)	Form E-mail/Letter Final Reminder to Eligible Employees*

(a)(1)(M)	Form Letter Re: Expiration of Offer*

(a)(1)(N)	Paper election form with instructions to election*

(a)(1)(O)	Frequently Asked Questions*

(a)(1)(P)	Alert Message*

(a)(1)(Q)(i)	Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan*

(a)(1)(Q)(ii)	Amended Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (for options granted between January 17, 2001 to January 6, 2002)*

(a)(1)(Q)(iii)	Form of stock option agreement under United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (for options granted between January 7, 2002 to April 29, 2002)*

(a)(1)(Q)(iv)	The United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10(a) to UnitedHealth Group’s Annual Report on Form 10-K filed with the SEC on March 30, 2001)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*Previously filed with the Schedule TO filed with the SEC on June 8, 2007, and incorporated herein by reference.